Mail Stop 4561

September 16, 2009

Douglas W. Wamsley, Esq.
Executive Vice President, General Counsel and Secretary
WebMD Health Corp.
111 Eighth Avenue
New York, NY 10011

> **Re:** **WebMD Health Corp.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2008**
> **File No. 0-51547**
>
> **HLTH Corporation**
> **Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2008**
> **File No. 0-24975**

Dear Mr. Wamsley:

We have completed our review of your Form 10-Ks and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel